Via Facsimile and U.S. Mail
Mail Stop 4720

August 4, 2009

Mr. Stanley Zax
Chairman of the Board and President
Zenith National Insurance Corp.
21255 Califa Street
Woodland Hills, CA 91367-5021

Re: **Zenith National Insurance Corp.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form 10-Q for the Quarterly Period Ended June 30, 2009
        File No. 001-09627

Dear Mr. Zax:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13: Annual Report to Stockholders
Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations
Investments, page 36

1.   Please revise your disclosure to provide more information about information obtained from your independent pricing service. Please include the following:

- Whether, and if so, how and why, quotes or prices were adjusted from prices obtained from pricing services or investment brokers;
- Disclose the dollar fair value of investments that was based on binding broker quotes; and
- Regarding your process performed to validate the values obtained from your independent pricing service, the frequency of testing, the amount of tests in your sample and what you do to reconcile any material discrepancies between your test value and that provided by the independent pricing service.

2.   Since you appear to recognize losses in your equity investments on a regular basis, please revise your discussion on page 40 to also state why you believe the unrealized losses as of the latest period presented are recoverable.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Consolidated Balance Sheets, page 3

3.   In light of the deteriorating trend in premium revenues, the trend of increases in your loss and combined ratios, and a recent market capitalization that is near your book stockholders' equity, tell us whether you performed a goodwill impairment test at June 30, 2009. If you performed an impairment test and the test indicated that impairment was avoided by a narrow margin, please disclose, in MD&A, this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions on future financial position and results of operations. If you did not perform an impairment test, please tell us why by addressing paragraph 17 of SFAS 142 and paragraph 8 of SFAS 144. Please disclose in your financial statements your policy for identifying reporting units for goodwill impairment testing purposes.

Notes to Consolidated Financial Statements
Note 4. Investments, page 11

4.   In Note 10 on page 22, you disclose that you adopted FSP FAS 115-2 and FAS 124-2, as well as FSP FAS 157-4, effective March 31, 2009. Please address the following questions:
   a.   Please explain to us whether you adopted the referenced FASB Staff Positions effective January 1, 2009 as required by paragraph 44 of FSP FAS 115-2 and FAS 124-2. If so, please revise your disclosure to clarify. If not, please explain to us how your other-than-temporary impairments and realized gains/losses recorded in the first quarter of 2009 are not materially different from those you would have recorded if you adopted the guidance on January 1, 2009.
   b.   On page 14, you disclose that in determining whether a credit loss existed on debt securities, you estimated the present value of cash flows expected to be collected from the fixed maturity securities and, if available, used the

fair values of comparable securities of publicly traded companies. Please explain to us how you include the fair values of comparable securities of publicly traded companies in your credit loss assessment and how this complies with the requirements of paragraph 23 of FSP FAS115-2 and FAS 124-2 to use your best estimate of the present value of cash flows expected to be collected from the debt security.

c. Please revise your disclosure of your other-than-temporary credit-related impairments on pages 13 and 14 to include the significant inputs, including the value of these inputs, used to measure the amount of your credit losses. Please see paragraph 42 of FSP FAS 115-2 and FAS 124-2.

d. Please revise your rollforward of other-than-temporary credit related impairment charges on page 17 to include the $962,000 impairment recognized in earnings during the second quarter of 2009, as disclosed on page 13. Otherwise, explain to us why this impairment is not included in your rollforward and how your presentation complies with the guidance in paragraph 43 of FSP FAS 115-2 and FAS 124-2.

Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations
Loss Reserves, page 30

5. On page 33 you indicate that the California Workers' Compensation Insurance Rating Bureau released its current estimates of loss ratios of 71% for the 2008 accident year and 56% for the 2007 accident year. You also disclose that your California loss ratios were 46% and 38%, respectively, for those same years. Please disclose why it is reasonable to compare your loss ratios for California to those published by California's Workers' Compensation Insurance Rating Bureau, why your loss ratios are significantly better and why your current loss reserves are not understated.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Bruhhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant